Room 4561

April 20, 2007

Mr. Bob Van Leyen
Chief Financial Officer
Raptor Networks Technology, Inc.
1241 E. Dyer Road, Suite 150
Santa Ana, California 92705

**Re: Raptor Networks Technology, Inc.
         Registration Statement on Form SB-2/A filed March 27, 2007
         File No. 333-140178**

Dear Mr. Van Leyen:

As a consequence of our limited review of the forgoing amendment to your registration statement, we have the following comments.

Registration Statement on Form SB-2

Prospectus Summary, page 3

1.   Please expand footnote 1 to the table presented under the sub-heading "The Offering" to inform stockholders about the aggregate number of shares purchasable upon exercise of the warrants issued to the selling shareholders. Please provide a cross-reference to the page number of the body of the prospectus where detailed descriptions of the terms of the notes and warrants held by the selling shareholders are provided.

2.   Also, concisely inform stockholders that the rate at which shares would be issued to discharge indebtedness would be the smallest of the note conversion rate, a price at which shares are issued in future transactions, or a discount of 7.5% to 10% from share prices in the trading market at times close to the repayment. State clearly that the number of shares necessary to repay the debt may increase without limit with future stock price declines.

Risk Factors

If We Are Unsuccessful in Maintaining Compliance or in Modifying our Registration Obligations, page 14

3.	Reconcile disclosure in the filing indicating that the registration rights agreement requires you to register resales of 130% of the shares underlying the notes, Series L warrants, and Series M warrants, with disclosure elsewhere indicating that the registration rights agreement was amended to require the registration of the 15,267,292 shares. Clarify whether you would be in compliance with the registration obligations when the current registration statement is declared effective. Briefly indicate the consequences of registering less than all of the shares you are contractually obligated to register, and provide a cross-reference to a location in the prospectus where you discuss material contingencies associated with any non-compliance with the contractual registration commitments. It appears that the caption of the risk factor should be expanded to refer to the right of note holders to require redemption of the notes if the registration obligations are not satisfied. In the text of the risk factor succinctly discuss the possible financial effect of the redemption obligations.

Management's Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources-Senior Convertible Note Financing, page 28

4.	In the "Payment of Interest" sub-section, please briefly describe the conditions that must be satisfied for the company to elect to repay the interest with shares of its common stock.

Selling Security Holders, page 61

5.	In the first paragraph under the sub-heading "Total Potential Profit to Note Holders from Senior Convertible Notes" you state that you anticipate that you will pay the entire balance of the senior convertible notes and interest with shares of your common stock. At this location, please indicate that because your ability to use shares of common stock for these purposes is subject to conditions that you may not satisfy, you may be required to repay principal and interest in cash. Also, provide at that location concise information about the amounts and timing of the cash payment obligations that could be required to discharge your obligations under these notes.

*   *   *   *

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You should contact or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>
Thomas J. Crane, Esq. of
Rutan & Tucker, LLP
(714) 546-9035